

March 8, 2013

Via E-mail
Ken-Muen Le
President and Director
Priced In Corp.
6110 Coxswain Crescent
Toronto, ON
Canada L5V-2Z8

   Re: Priced In Corp.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed February 12, 2013
     File No. 333-184897

Dear Mr. Le:

   We have reviewed your amended registration statement and response letter and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated December 10, 2012.

General

1. Please update your financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

Risk Factors

We may need to raise additional capital…, page 4

2. Please revise this risk factor subheading to disclose your currently available cash resources and the minimum period of time that you will be able to conduct your planned operations.

We are an "Emerging Growth Company" …, page 7

3. You state in the third paragraph that you "will be subject to increased disclosure requirements" as a smaller reporting company when and if you cease to be an emerging growth company. Please advise why you believe that you will be subject to increased disclosure requirements as a smaller reporting company and, if appropriate, expand your disclosure outlining those requirements. In addition, consider revising your disclosure to address your status as a smaller reporting company in a separate risk factor.

Use of Proceeds, page 12

4.   In your response to prior comment 22, you indicate that you revised your disclosures on page 18 to be consistent with your disclosures on page 12. However, we note that these disclosures continue to differ. Please explain the inconsistencies or revise your disclosures accordingly. At a minimum, we note that your plan of operation discussion on page 19 is based on gross offering proceeds while your use of proceeds discussion assumes net proceeds. Please explain why you believe allocation of proceeds on a gross basis is appropriate, or revise accordingly.

Exhibit 5.1

5.   The revised legal opinion in exhibit 5.1 continues to refer in the third paragraph to shares to be sold by selling shareholders. Please file a revised opinion that does not refer to selling shareholders and that opines on shares issued by a corporation, in accordance with our prior comment 30.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or, Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
       Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP